UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

NO OFFER OR SOLICITATION

This report and the exhibits hereto are for informational purposes only and are neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the registration requirements of the Securities Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report and the exhibits hereto contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company FZE’s (“BPGIC”) and Brooge Energy Limited’s (“Brooge”) . Forward-looking statements may be identified by words such as: "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "future," "likely," "outlook," "project," "will" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include projected financial information. Examples of forward-looking statements include, among others, statements we make regarding: (i) projected completion, start of operations, operating capacity and capabilities, and operating results, such as revenue growth, earnings, and EBITDA, at facilities that are not yet constructed; (ii) our future market position and growth prospects; (iii) expected conditions in the local, regional and global oil markets; (iv) expected operating results, such as revenue growth, earnings, and EBITDA; (v) anticipated levels of capital expenditures and uses of capital for fiscal years 2020, 2021 and 2022; (vi) expected future supply and demand of oil; and (vii) strategies for customer retention, growth, product development, market position, financial results, reserves and risk management. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Brooge and BPGIC are neither historical facts nor assurances of future performance. Instead, they are based only on Brooge’s and BPGIC’s current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) non-payment or non-performance by BPGIC’s principal customers or end-users; (2) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (3) a decline or disruption of supply or demand of oil and gas; (4) higher fuel taxes or other governmental or regulatory actions that increase the price of gasoline or diesel; (5) changes to applicable regulations or new regulations, including those affecting the petroleum products serviced by BPGIC such as climate change legislation and regulations restricting the emission of greenhouse gases; (6) the extent to which BPGIC is successful in developing new long-term relationships with customers or retaining existing ones in the competitive oil storage market in the Port of Fujairah and other ports; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II and Phase III, as well as other growth and expansion projects; (8) the results of future financing efforts, including BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (9) BPGIC’s ability to obtain additional land on which it can develop additional facilities on commercially attractive terms; (10) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (11) changes in expectations of future prices for refined petroleum products; (12) accidents involving the handling of oil products at the BPGIC Terminal; (13) disruptions to BPGIC’s technology network including computer systems and software; (14) natural events such as severe weather, fires, floods and earthquakes or man-made or other disruptions of BPGIC’s operating systems, structures, or equipment or of the Port of Fujairah’s facilities; (15) political and economic conditions in Fujairah and the United Arab Emirates, as well as the occurrence of hostilities, political instability or catastrophic events in Fujairah, the United Arab Emirates and the MENA region; (16) changes in labor costs; (17) unlawful or arbitrary governmental action; (18) the ability of the Company to continue to meet the NASDAQ’s listing standards, including having the requisite number of shareholders; (19) the possibility that BPGIC may be adversely affected by other economic, business, and/or competitive factors; and (20) such other risks and uncertainties indicated from time to time in filings with or submissions to the Securities and Exchange Commission by Brooge.

Given these risks and uncertainties, you should not place undue reliance on any forward-looking statements and should consider various factors, including the risks described, among other places, in our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) and our Current Reports on Form 6-K, furnished to the SEC. Any forward-looking statements made by us in this report or the exhibits hereto speak only as of the date made. Except as required under the federal securities laws and rules and regulations of the SEC, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein or in the exhibits hereto to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. In most instances, where third party sources are identified in this report or the exhibits hereto, the information has been derived by management from the source data.

CONTENTS

Furnished as Exhibit 99.1 is a copy of an investor presentation, dated Summer 2020, to be used by Brooge and BPGIC.

Exhibit No.	Description of Exhibit
99.1	Investor Presentation, dated Summer 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE HOLDINGS LIMITED

Date: July 20, 2020	By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer

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